UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-14948

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 2008 and 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries

Date: June 26, 2009	By:	/s/ Thomas J. Hirsch
Thomas J. Hirsch
Executive Vice President and Chief Financial Officer of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Appendix 1

401(k) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2008 and 2007,

Supplemental Schedule as of December 31, 2008, and

Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

the 401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and this schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Milwaukee, Wisconsin
June 26, 2009

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments:
Mutual funds	$651,079,675	$978,535,897
Common collective trust	103,522,307	67,247,995
Fiserv Stock Fund	37,401,320	63,135,658
Participant loans	22,169,165	25,313,305

Total investments	814,172,467	1,134,232,855

Receivables:
Employer contributions	24,789,624	41,014,959
Employee contributions	8,763	14,081

Total receivables	24,798,387	41,029,040

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	838,970,854	1,175,261,895

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,374,143	(507,415)

NET ASSETS AVAILABLE FOR BENEFITS	$840,344,997	$1,174,754,480

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CONTRIBUTIONS:
Employee contributions	$64,153,036	$69,970,553
Employer contributions	24,895,452	41,025,466
Rollover contributions	3,772,231	7,283,046
Asset transfers into the Plan (Note 5)	75,056,975	20,803,911

Total contributions	167,877,694	139,082,976

INVESTMENT (LOSS) INCOME:
Dividends and interest	27,053,568	65,050,199
Interest on participant loans	1,873,469	1,982,280
Net decrease in fair value of investments	(350,734,759)	(721,100)

Total investment (loss) income	(321,807,722)	66,311,379

DEDUCTIONS:
Benefits paid to participants	120,160,965	92,795,771
Administrative expenses	105,445	120,998
Asset transfers out of the Plan (Note 5)	60,213,045	—

Total deductions	180,479,455	92,916,769

NET (DECREASE) INCREASE	(334,409,483)	112,477,586

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,174,754,480	1,062,276,894

End of year	$840,344,997	$1,174,754,480

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees who are scheduled to work 1,000 hours per year with Fiserv, Inc. (the “Company”) or its participating subsidiaries are eligible to participate in the Plan on the first day of employment. If an employee is not scheduled to work 1,000 hours per year but completes 1,000 hours of service during the twelve month period beginning on the employee’s hire date and ending on the first anniversary of the employee’s employment, the employee will become eligible to participate in the Plan on the first day of the month following or coinciding with the first anniversary date of the employee’s hire.

Contributions — Employer matching contributions are equal to 100% of the first 1% and 40% of the next 5% of salary reduction contributions made by Plan participants. However, to the extent permitted by ERISA and the Internal Revenue Code (“IRC”), the Company’s board of directors (the “Board of Directors”) may elect to decrease or eliminate the Company’s matching contribution. The Board of Directors may also approve additional employer contributions, subject to federal tax limitations. During 2008 and 2007, employer contributions were remitted to the custodian annually.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors (50% of salary at December 31, 2008 and 2007). Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer, employee and rollover contributions are invested as directed by Plan participants. The Company remits employee contributions to the custodian within required time frames.

Participants may irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan after-tax and are included in the computation of the participant’s personal income. Because the amounts are contributed after-tax, the deferrals and, in most cases, earnings on the deferrals, are not subject to Federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects employee contributions, employer contributions, transfers into and out of the Plan, benefits paid to participants, and allocations of participant forfeitures, administrative expenses and Plan earnings and losses. Allocations are based on participant account earnings or balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are entitled to the accumulated interest in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his or her account under the Plan. Employer contributions vest according to a five-year vesting schedule, pursuant to which participants become 40% vested after two years of employment with the Company and vest an additional 20% each year thereafter. Employee contributions vest immediately.

Forfeitures — Forfeitures totaled $869,823 and $1,017,939 at December 31, 2008 and 2007, respectively, and will be used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During 2008 and 2007, employer contributions were reduced by $1,849,573 and $846,335, respectively, from forfeited nonvested accounts.

Investment Options — Participants direct the investment of their account balance into various investment options of the Plan in 5% increments. The Plan offered mutual funds, a common collective trust, and the Fiserv Stock Fund as investment options for participants as of December 31, 2008 and 2007.

Participant Loans — Participants may request loans of up to the lesser of $50,000 or 50% of the current market value of the vested and nonforfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set as of the loan request date (4.0% to 11.5% at December 31, 2008). Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 30 years.

Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his or her account. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1,000 but not more than $5,000, it will automatically be rolled over to a new individual retirement account at Vanguard, the third party administrator of the Plan. If the account balance is $1,000 or less a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70 1/2.

Administrative Expenses — Certain expenses incurred in connection with administering the Plan are paid by the Company. Commission expenses incurred with respect to the transactions of the Fiserv Stock Fund are paid by the fund. Loan processing fees are charged directly to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The Vanguard Retirement Savings Trust Fund, a common collective trust which holds fully benefit-responsive guaranteed investment contracts, is valued at fair market value and then adjusted to contract value. This fund reported an average yield of 3.7% for 2008 and a crediting interest rate of 3.7% at December 31, 2008. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock of Fiserv, Inc. is valued at its year-end market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2008 and 2007, no amounts were due to participants who elected to withdraw from participation in the Plan.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits and are classified in the following categories at December 31, 2008:

	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$651,079,675	$651,079,675	$—	$—
Common collective trust	103,522,307	—	103,522,307	—
Fiserv Stock Fund	37,401,320	37,401,320	—	—
Participant loans	22,169,165	—	—	22,169,165

Total	$814,172,467	$688,480,995	$103,522,307	$22,169,165

Statement of Financial Accounting Standard No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs, and Level 3 inputs are used only when Level 1 or Level 2 inputs are not available.

Level 1 Fair Value Measurements

The fair values of mutual funds are based on quoted net asset values of the shares held by the Plan. The fair values of the Fiserv Stock Fund are based on quoted market prices.

Level 2 Fair Value Measurements

The fair values of investment contracts held in the common collective trust are measured based on significant observable inputs other than quoted prices in active markets.

Level 3 Fair Value Measurements

Participant loans are not actively traded, and significant other observable inputs are not available. Thus, the fair values of participant loans are equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance. The following table provides further details of the participant loans:

Balance - January 1, 2008	$25,313,305
Issuances and settlements, net	(3,144,140)

Balance - December 31, 2008	$22,169,165

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007 were as follows:

	2008	2007
Vanguard Wellington Fund Investor Shares*	$181,292,988	$264,824,340
Vanguard Retirement Savings Trust*	103,522,307	67,247,995
Vanguard 500 Index Fund Investor Shares*	77,691,458	122,084,458
Vanguard Total Bond Market Index Fund Investor Shares*	62,324,290	**
Eaton Vance Large Cap Value Fund; A shares	50,279,949	**
Vanguard Windsor Fund Investor Shares*	**	106,408,922
Vanguard Explorer Fund Investor Shares*	**	75,131,778
Vanguard International Value Fund*	**	66,898,138
Fiserv Stock Fund*	**	63,135,658

* Represents a party-in-interest
** Less than 5% of net assets

5.	ASSET TRANSFERS INTO AND OUT OF THE PLAN

Asset transfers into the Plan during 2008 and 2007 consisted of $75,056,975 and $20,803,911, respectively, of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The sponsors of the terminated defined contribution plans were acquired by the Company.

Asset transfers out of the Plan during 2008 totaled $60,213,045 and were comprised of participant account balances related to participants of the Company’s divested businesses. These participant account balances were transferred into the defined contribution plans of the divested businesses or parent companies of the divested businesses.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

The Plan invests in certain mutual funds and a common collective trust managed by Vanguard. Vanguard is the recordkeeper of the Plan; therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held 1,024,229 and 1,137,784 shares, respectively, of Fiserv, Inc. common stock with a cost basis of $34,041,947 and $36,321,834, respectively. Fiserv, Inc. is the sponsoring employer and, therefore, a related party of the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; nevertheless, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 39-1506125 Plan: 001

AS OF DECEMBER 31, 2008

Identity of Issue	Description of Investment	Cost	Fair Value
American Beacon Small Cap Value Fund; Plan Ahead Class	Mutual Fund	**	$8,105,261
Eaton Vance Large Cap Value Fund; A Shares	Mutual Fund	**	50,279,949
Vanguard 500 Index Fund Investor Shares*	Mutual Fund	**	77,691,458
Vanguard Explorer Fund Investor Shares*	Mutual Fund	**	39,708,578
Vanguard Inflation-Protected Securities Fund Investor Shares*	Mutual Fund	**	19,686,381
Vanguard International Growth Fund Investor Shares*	Mutual Fund	**	18,307,587
Vanguard International Value Fund*	Mutual Fund	**	32,406,878
Vanguard Mid-Cap Index Fund Investor Shares*	Mutual Fund	**	25,383,607
Vanguard Morgan Growth Fund Investor Shares*	Mutual Fund	**	30,394,141
Vanguard Target Retirement 2005 Fund*	Mutual Fund	**	1,605,785
Vanguard Target Retirement 2010 Fund*	Mutual Fund	**	10,023,548
Vanguard Target Retirement 2015 Fund*	Mutual Fund	**	16,821,284
Vanguard Target Retirement 2020 Fund*	Mutual Fund	**	18,964,257
Vanguard Target Retirement 2025 Fund*	Mutual Fund	**	20,025,530
Vanguard Target Retirement 2030 Fund*	Mutual Fund	**	15,611,999
Vanguard Target Retirement 2035 Fund*	Mutual Fund	**	10,921,900
Vanguard Target Retirement 2040 Fund*	Mutual Fund	**	6,698,447
Vanguard Target Retirement 2045 Fund*	Mutual Fund	**	2,498,813
Vanguard Target Retirement 2050 Fund*	Mutual Fund	**	682,722
Vanguard Target Retirement Income*	Mutual Fund	**	1,644,272
Vanguard Total Bond Market Index Fund Investor Shares*	Mutual Fund	**	62,324,290
Vanguard Wellington Fund Investor Shares*	Mutual Fund	**	181,292,988
Vanguard Retirement Savings Trust*	Common Collective Trust	**	103,522,307
Fiserv Stock Fund*	Company Stock Fund	**	37,401,320
Loan Fund (4% - 11.5%)	Participant Loans	**	22,169,165

TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)			$814,172,467

* Party-in-interest.
** Cost information not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm.